

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Limited
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

      Re: E-Home Household Service Holdings Limited
          Form 20-F for the Fiscal Year Ended June 30, 2021
          Filed October 29, 2021
          File No. 001-40375

Dear Mr. Xie:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services